 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

   Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

June 01 2010

Commission File Number 001-14978

SMITH & NEPHEW plc
 (Registrant's name)

15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

   Form 20-F  X                   Form 40-F
    ---                                   ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                            No  X
---                               ---

      [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                            No  X
---                              ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
 Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

                  Yes                            No  X
                        ---                               ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                         Smith & Nephew Plc
                                                 (Registrant)

Date: June 01, 2010

                                                                       By:   /s/ Susan Henderson
                                                        -----------------
                                                 Susan Henderson
                                                 Company Secretary

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL REPONSIBILITY AND CONNECTED PERSONS

SMITH & NEPHEW PLC

1 June 2010

Smith & Nephew plc (the "Company") announces that it today received notification that the following director of the Company acquired Ordinary shares of US$0.20 under the Company's Dividend Reinvestment Plan as follows:

Name of director:	John Buchanan
No. of shares acquired:	1,377
Percentage of issued class acquired:	Less than 0.01%
Date of transaction:	12 May 2010
Price per share:	584.5p per share
Total holding following notification:	155,908 ordinary shares
Total percentage holding following notification:	Less than 0.01%

This transaction took place in London, UK.

Smith & Nephew plc (the "Company") announces that on 28 May 2010 it received notification that the following person discharging managerial responsibilities ("PDMR") acquired Ordinary shares of US$0.20 under the Company's Long Service Award as follows:

Name of PDMR:	Charles Pendle
No. of shares acquired:	239
Percentage of issued class acquired:	Less than 0.01%
Date of transaction:	28 May 2010
Price per share:	626.9579p per share
Total holding following notification:	9,724 ordinary shares
Total percentage holding following notification:	Less than 0.01%

This transaction took place in London, UK.

This announcement is made in accordance with the requirements of DTR 3.1.2 R.

Gemma Parsons

Assistant Company Secretary

Tel: 020 7960 7322